[CONSOL ENERGY INC. LETTERHEAD]

November 26, 2012

Tia Jenkins

Brian Bhandari

United States Securities and Exchange Commission

100 F. Street, N.W.

Washington, D.C. 20549

RE:	CONSOL Energy Inc.

Form 10-K for Fiscal Year Ended December 31, 2011

Filed February 10, 2012

Additional Staff Comment Letter dated November 14, 2012

File No. 001-14901

Dear Ms. Jenkins and Mr. Bhandari:

I am writing this letter to confirm that CONSOL Energy Inc. has requested an extension of time until December 13, 2012, to respond to the staff’s additional comment letter dated November 14, 2012. I understand that our counsel has discussed this extension with you and that it is acceptable to the staff.

Very truly yours,

/s/ William J. Lyons
William J. Lyons
Executive Vice President and
Chief Financial Officer

Via Edgar